REG TECHNOLOGIES INC.

240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

April 26, 2011

United States Securities

and Exchange Commission

Attention:

Jonathan Wiggins

Dear Sirs:

Re:

Reg Technologies Inc. (the “Company”)

Form 20-F for the Year Ended April 30, 2010

Forms 10-Q for the Periods ended March 31, June 30 and September 30, 2010

File Number 000-24342

We are writing in response to your letter dated April 7, 2011.

Form 20-F for the Fiscal Year Ended April 30, 2010

Notes to Consolidated Financial Statements, page 5

Note 4.  Common Stock, page 15

1.

We noted your response to our prior comment 5. You state that only 25% of the stock options vested upon grant in 2009 and the rest of the options are not exercisable until 90 days after the exercise of the vested options. Please clarify when the rest of the options vest, specifically, whether they vest prior to 90 days after the exercise of the vested options. In addition, tell us how you determined the requisite service period for these awards and whether the requisite service is expected to be rendered. In your response, please cite the authoritative literature upon which you relied in concluding that no expense should be recorded in 2010 related to options granted in 2009.

The stock options granted in 2009 follow the following vesting schedule of the Company’s stock option plan:

i)

25% of the options vest upon grant (expensed in 2009);

ii)

The second 25% of the options vest after 90 days from the exercise date of the first 25% of the options;

iii)

The third 25% of the options vest after 90 days from the exercise date of the second 25% of the options;

iv)

The forth and final 25% of the options vest after 90 days from the exercise date of the third 25% of the options;

v)

The options expire 60 months from the date of grant.

The option exercises are the sole requirements / condition for vesting of the remaining options, as described above; no specific service period is required for the options to vest – the vesting schedule was effective upon grant and not conditional upon service period.

We relied on ASC 718-20-55-10 to conclude that no expense should be recorded in 2010 in relation to the above options granted in 2009. ASC 718-20-55-10 states that when the number of options to vest under an award varies so that "the compensation cost of the award depends on the estimated number of options that will vest. The Entity must determine whether it is probable that any performance condition will be achieved."

Example 55-37 under ASC 718 shows that “Accruals of compensation cost are initially based on the probable outcome of the performance conditions and adjusted for subsequent changes in the estimated or actual outcome. … If Entity T determines that no performance condition is probable of achievement, then no compensation cost is recognized; however, Entity T is required to reassess at each reporting date whether achievement of any performance condition is probable and would begin recognizing compensation cost if and when achievement of the performance condition becomes probable.”

Based on the Company’s past history, it is estimated that none of the options would be exercised, while exercising vested options is essentially the “performance condition” for the remaining options to vest. Therefore, at the time of the grant, it was estimated that it was not probable that any options would vest except the first 25% that vested immediately. Therefore, only the first 25% that vested were expensed.

The Company hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

REG TECHNOLOGIES INC.

/s/ John G. Robertson

John G. Robertson,

President and CEO